UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-29019

CHINA ENTERTAINMENT GROUP, INC.

(Exact name of registrant as specified in its charter)

12400 Venturea Blvd., Suite 645
Studio City, Ca 91604
Telephone: (818) 618-3038

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to: Donald G. Davis Esq.

P.O. Box 12009

Marina Del Rey, Ca 90292

Telephone: (310) 823-8300

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 60

     Pursuant to the requirements of the Securities Exchange Act of 1934, China Entertainment group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 18, 2010

By: /s/Martin Goldrod

Name: Martin Goldrod

Title: President and Chief Executive Officer